July 30, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:   Form AW - Request for Withdrawal
            Oppenheimer International Value Fund
            File Nos. 333-105970 and 811-21369; CIK 0001239841

To the Securities and Exchange Commission:

     On behalf of Oppenheimer  International  Value Fund (the  "Registrant") and
pursuant to Rule 477 under the  Securities  Act of 1933,  as amended,  we hereby request that the Securities and Exchange  Commission (the "Commission")  consent
to  the  withdrawal  of  the   Registrant's   485APOS   filing,   Accession  No.
0000728889-08-001001,   filed  with  the   Commission  on  July  29,  2008  (the
"Amendment").

     The Registrant is an open-end  investment  company. No securities were sold under this Amendment.  The Amendment was filed to obtain a class  identifier for shares of an already existing series of the Registrant. Due to a clerical error, the Amendment  added both a new class  identifier  and a new series  identifier.
With the  Commission's  consent,  the  Registrant  would  like to  withdraw  the
Amendment.

     Please direct any questions you may have regarding this request to Nancy S.
Vann at 212-323-0589 or to the undersigned at  212-323-0310.  Thank you for your assistance.

                                 Oppenheimer International Value Fund

                                 /s/ Taylor V. Edwards
                                 Taylor V. Edwards
                                 Vice President and Assistant Counsel

cc:  Valerie J. Lithotomos, Esq., U.S. Securities & Exchange Commission